AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the "Agreement") is dated for reference purposes and entered into as of October 1, 2005 (the "Effective Date"), by and between Bank of Internet USA, a federal savings bank (the "Bank”), and Patrick Dunn, an individual (the "Employee"). Bank and Employee are sometimes collectively referred to in this Agreement as the "Parties" and individually as a “Party.”

RECITALS

A.    Employee is currently employed by Bank pursuant to the terms of an Employment Agreement, dated July 1, 2003, a true and correct copy of which is attached as Exhibit A (the “2003 Agreement”).

B.    Effective as of the Effective Date, the Parties desire to amend and restate the 2003 Agreement to reflect the terms set forth in this Agreement and the terms of Employee’s employment by Bank shall thereafter be governed by this Agreement.

The Parties therefore agree as follows:

1.	AMENDMENT AND RESTATEMENT OF 2003 AGREEMENT

On and as of the Effective Date the Parties agree that by entering into this Agreement the terms of Employee’s employment by the Bank shall be governed exclusively by the terms of this Agreement and the terms of the 2003 Agreement are amended and restated accordingly. Terms of the 2003 Agreement that are omitted from this Agreement are no longer in force or effect and the terms of this Agreement supersede and control any terms of the 2003 Agreement that are inconsistent or in conflict with this Agreement.

2.	TERM OF EMPLOYMENT

The Bank hereby employs Employee to perform the duties described in this Agreement, and Employee hereby accepts such employment on an “at will” basis, subject to the terms of Paragraph 6 (TERMINATION), below. Paragraph A. (TERM OF EMPLOYMENT) of the 2003 Agreement is deleted in its entirety and replaced by this Paragraph 2.

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3.	DUTIES OF EMPLOYEE

Paragraph B. (DUTIES OF EXECUTIVE) of the 2003 Agreement is deleted and replaced in its entirety by this Paragraph 3. Employee shall have the titles of “Vice President and Chief Credit Officer for Multi-Family Lending.” Employee shall be responsible for (i) managing the identification and acquisition of whole loans secured by Multi-Family property, (ii) managing the origination of the Bank’s Multi-Family Loans for Sale Program, pursuant to which the Bank will originate Multi-Family loans for the purpose of resale, (iii) Managing the purchase of Multi-Family and conventional first trust deed loans from other lenders (pools) (iv) Managing the origination efforts of specific employees in their Multi-Family origination efforts (v) assisting the Bank in its efforts to orient and integrate into the Bank’s operations a new executive lending officer upon his hiring by the Bank to replace Employee (a “Replacement Lending Officer”), (vi) assisting Bank in complying with the requirements of the Community Reinvestment Act and (vii) performing such other duties and responsibilities as Bank may reasonably request from time to time. The authority of Employee shall be as set forth above or as specifically delegated to Employee. Employee acknowledges, agrees and accepts that the Bank retains all discretion to specify the scope of Employee’s duties and authority pursuant to this Agreement, including but not limited to, Employee’s duties and authority with respect to loan products, geographic areas and staff. Employee shall not have any authority as a “policy-making” or “executive officer” of the Bank, nor shall anything in this Agreement be construed so as to give Employee such authority as may result in Employee being considered a “policy-making” or “executive officer” of the Bank under applicable federal securities laws and federal banking laws and the regulations of the appropriate regulators thereunder. Employee shall report to the Replacement Leading Officer, when such officer is appointed.

4.	COMPENSATION

Paragraph C. (COMPENSATION) of the 2003 Agreement is deleted and superseded in its entirety by this Paragraph 4, except as provided in Subparagraphs 4.c. and 4.d., below.

a.    Base Salary. In consideration of Employee's services to be performed under this Agreement, Bank shall pay or cause to be paid to Employee a base salary in the following amounts, commencing as of the Effective Date, payable periodically in accordance with the Bank's normal payroll policies and practices:

Payroll Payment Date:	Base Salary Payable at the following Annual Rate:

2005
October 27	$161,000.00
November 10	$147,000.00
November 24	$147,000.00
December 8	$133,000.00
December 22	$133,000.00

2006
January 5 and thereafter	$90,000.00 plus any Basis Point Override earned, as defined and provided in Subparagraph 4b., below.

b.    Basis Point Override. In addition to base salary at the annual rate of $90,000.00 per annum, the Bank shall pay Employee incentive compensation on all loans and loan pools closed after January 1, 2006, calculated and paid as follows (the “Basis Point Override”):

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(1)    Employee will receive incentive compensation for Multi-Family loans originated by staff under Employee’s supervision and for loan pools Originated/sourced by and processed by Employee. For arranging the origination and sale of the Bank’s Multi-Family loans (“Apartment Loans”), whether by Employee or by employees under Employee’s supervision the Bank shall pay Employee a Basis Point Override equal to (i) the gross amount of the Apartment Loan or Loans sold in any transaction, multiplied by (ii) a factor of six basis points, i.e., six-hundredths of one percent (0.006 or 0.06%); provided, however, that Employee shall not be eligible for Basis Point Override with respect to Apartment Loans originated and sold by any employees under the supervision of the Replacement Lending Officer. The Basis Point Override provided in this subparagraph is one fee and encompasses Employee’s supervision of the arranging of both the origination and the sale of Apartment Loans as provided herein.

(2)    For managing the identification and origination of loans that are ultimately made by the Bank (“Portfolio Loans”) by those under Employee’s supervision, the Bank shall pay Employee a Basis Point Override equal to (i) the gross amount of the Portfolio Loan or Loans made, multiplied by (ii) a factor of six basis points, i.e., six- hundredths of one percent (0.0006 or 0.06%); provided, however, that Employee shall not be eligible for a Basis Point Override with respect to Portfolio Loans identified and originated by any employees under the direct sales supervision of the Replacement Lending Officer, or any other employees of the Bank .

(3)    For arranging purchases of, and completing due diligence on pools of single family and Apartment Loans from third parties (“Loan Pools”), the Bank shall pay Employee a Basis Point Override equal to (i) the gross amount of the Loan Pool or Pools purchased in any transaction, multiplied by (ii) a factor of three basis points, i.e., three-hundredths of one percent (0.0003 or 0.03%).

(4)    Employee shall be considered to have earned the Basis Point Override on the date of the final closing of the sale of Apartment Loans the funding of the Portfolio Loans and the purchase of the Loan Pools, as the case may be, by the Bank (in each case, the “Earned Date”), it being understood that the Bank shall have complete discretion to agree to the conditions precedent to closing of any such transaction. Notwithstanding anything in this Agreement, Employee shall not be entitled to Basis Point Override with respect to (i) any loans determined by Bank to be fraudulent or which are returned to Bank for any reason, and (ii) loans that are a refinance of or a modification of a then-existing Bank loan. In the event that the Bank has paid Employee a Basis Point Override and it is subsequently determined that the Employee is not entitled to such Basis Point Override for any reason under this Agreement (an “Unearned BPO”), the Bank may, in its sole discretion, take either or both of the following actions: (a) offset the amount of such Unearned BPO against any compensation otherwise payable to Employee for any reason under this Agreement, and (b) present Employee with an invoice for such Unearned BPO and Employee shall promptly reimburse the Bank for such Unearned BPO, but in no event later than 30 days after presentation of such invoice.

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(5)    The Bank shall pay to Employee any Basis Point Override earned on the next Payroll Payment Date following the Earned Date, if possible, or as promptly as possible thereafter, but in no event later than two Payroll Payment Dates after the satisfaction of all conditions precedent to the final closing of such transaction.

c.    One-Time Deferred Compensation. Paragraph C.2 of the 2003 Agreement, providing Employee One-Time Deferred Compensation, remains effective verbatim as between the Parties and the terms of said paragraph are incorporated in this Agreement as if set forth in full. Employee acknowledges that effective July 1, 2004 his deferred compensation account under the Deferred Comp Plan (as defined in the 2003 Agreement) was credited with all amounts to which he was entitled under the 2003 Agreement. One-Time Deferred Compensation shall remain subject to the terms of the Deferred Comp Plan, as more particularly provided in the 2003 Agreement, including, but not limited to, the investment provisions of the Deferred Comp Plan and any amendments of the Deferred Comp Plan whenever adopted.

d.    Special Discretionary Contribution. Paragraph C.4 of the 2003 Agreement, providing Employee with “Special Discretionary Contribution” as defined and described in Exhibit B to the 2003 Agreement, remains effective as between the Parties in accordance with the terms set forth in the 2003 Agreement. The Bank agrees and acknowledges that the Employee has met all required performance standards that would entitle Employee to the benefits described in Exhibit B to the 2003 Agreement. Employee understands that he can no longer defer any income under the 2003 Agreement.

e.    Existing Deferred Compensation. Employee is not entitled to the annual deferred performance bonus provided in EXHIBIT A of the 2003 Agreement and said paragraph is hereby expressly terminated. However, the existing deferrals from the 2004 and 2005 vesting schedules remain unaltered.

5.	EMPLOYEE BENEFITS

Paragraph D. (EXECUTIVE BENEFITS) of the 2003 Agreement is deleted in its entirety and replaced by this Paragraph 5.

a.    Vacation. Employee shall be entitled to vacation as prescribed in the Bank's “Employee Manual,” as the same may be amended from time to time and maintained on the Bank's Intranet. Bank reserves the right to require Employee to take any unused vacation time prior to the Date of Termination (as defined in Paragraph 6).

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b.    Group Insurance Benefits. Employee shall participate, at the expense of the Bank, in all group insurance plans provided by Bank for other such employees of the Bank.

6.	BUSINESS EXPENSES AND REIMBURSEMENT

Paragraph E. (BUSINESS EXPENSES AND REIMBURSEMENT) of the 2003 Agreement is deleted in its entirety and replaced with this Paragraph 6.

a.    Location and Equipment. The Parties understand and agree that under this Agreement Employee will work remotely from his home in Colorado. At its expense, the Bank will provide or reimburse Employee for the costs of telephone, facsimile, Internet access, computer, printers and such other equipment and services as the Parties may mutually agree upon as necessary or desirable for Employee to perform services under this Agreement from his home. At his own expense Employee shall maintain a safe working environment in his home and except as expressly provided above the Bank shall not be liable for the costs of insurance or any other costs or expenses in connection with setting up and operating a home office for Employee. Employee shall be entitled to reimbursement for travel and travel-related expenses in accordance with the Bank’s policy and practices for reimbursement and payment of travel and travel-related expenses generally.

7.	TERMINATION

Paragraph F. (TERMINATION) of the 2003 Agreement is deleted in its entirety and replaced with this Paragraph 7. Nothing in this Agreement shall be construed as, nor shall this Agreement have the effect of, causing a termination of the 2003 Agreement or of triggering any consequences of a termination (for any reason) of the 2003 Agreement. This Agreement may be terminated by either Party with or without cause at any time without advance notice and the date on which this Agreement is terminated is referred to as the “Date of Termination.” From and after the Date of Termination neither Party shall have any further obligation or liability to the other, except:

a.    The Bank shall pay Employee all base salary to which Employee is entitled through the Date of Termination, which base salary shall be paid in accordance with the Bank’s normal policy and procedures upon termination of any employee;

b.    Subject to the terms of Subparagraph 4.b(4), the Bank shall pay Employee, at the times specified in Subparagraph 4.b, above, any Basis Point Override (i) that as of the Date of Termination has been earned but not paid, and (ii) that the Employee would earn after the Date of Termination (but for the Date of Termination) with respect to a transaction that is pending as of the Date of Termination, it being understood that for Employee to be considered to have earned Basis Point Override with respect to a transaction pending as of the Date of Termination, all work with respect to the transaction to be performed by Employee or those under Employee’s direction or supervision (such as underwriting, appraising, document review, obtaining of insurance and the like) Employee must have been completed on or before the Date of Termination and the only contingency with respect to the final closing of such transaction is the passage of time or the occurrence of other contingencies for which the Bank determines the Employee’s work, supervision or involvement is not required for the transaction to close;

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c.    The Employee shall be entitled to receive and shall be paid all amounts due Employee under the Deferred Comp Plan in accordance with and to the extent provided in the Deferred Comp Plan, it being understood that the Bank will not make any further contributions to or deferrals under the Deferred Comp Plan;

d.    The Employee shall be entitled to receive and shall be paid all amounts due Employee with respect to the Special Discretionary Contribution, in accordance with and to the extent provided in this Agreement and Exhibit B to the 2003 Agreement;

e.    Employee shall have no right to defer any Special Discretionary Contribution; and

f.    For any obligations that expressly survive this Agreement.

8.	GENERAL PROVISIONS

Paragraph G. (GENERAL PROVISIONS) of the 2003 Agreement is deleted in its entirety and replaced with this Paragraph 8.

a.    Return of Property. Employee expressly agrees that all manuals, documents, files, reports, studies, instruments, equipment and other materials and property used and/or developed by Bank or Employee (whether on his personal time or while performing services for the Bank) while this Agreement is in effect ("Preparatory Work") are the sole property of Bank, and that Employee has no right, title or interest in such property. Employee further agrees that, subject to the execution of this Agreement, all Preparatory Work is the sole property of Bank, and that Employee has no right, title or interest, legal or beneficial, in such Preparatory Work or in any benefits that may arise from such Preparatory Work. Upon termination of this Agreement for any reason, Employee or Employee's representative shall promptly deliver possession of all of said property to Bank in original or good, operating condition, normal wear and tear excepted.

b.    Applicable Law. Except to the extent governed by the laws of the United States, this Agreement is to be governed by and construed under the laws of the State of California.

c.    Notices. Any notice, request, demand or other communication required or permitted hereunder shall be considered to be properly given when personally served in writing, when deposited in the United States mail, postage prepaid, or when delivered to a generally recognized overnight courier service (such as, for example, Federal Express or United Parcel Service) addressed to the Party at such Party’s address as such Party may specify in writing from time to time. Either Party may change its address by written notice in accordance with this paragraph.

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d.    Captions and Paragraphs Headings. Captions and paragraph headings used herein are for convenience only and are not a part of this Agreement and shall not be used in constructing it.

e.    Entire Agreement. This Agreement contains the entire agreement of the Parties. It supersedes any and all other agreements or understandings, whether oral or written, between the Parties with respect to the employment of employee by Bank. It does not supersede any agreements pertaining to stock options which are subject to the agreements and plans under which such stock options may have been granted. Each Party to this Agreement acknowledges that no representations, inducements, promises, or agreements, oral or otherwise, have been made by any Party, or anyone acting on behalf of any Party, which are not embodied in this Agreement, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding. This Agreement, may be modified or amended only in a written document signed by the Party against whom enforcement is sought.

f.    Attorney’s Fees. Each Party shall bear his or its own attorneys’ fees and costs incurred in connection with the negotiation, preparation and delivery of this Agreement. However, if any action is instituted to enforce or interpret any of the obligations set forth in this Agreement, the prevailing Party(ies) shall be entitled to recover its (their) reasonable attorneys’ fees and costs incurred in connection with the enforcement or interpretive action.

g.    Trade Secrets. To the extent that during the term of this Agreement Bank develops any trade secrets, as that term is defined under California law, the Parties agree that such trade secrets belong to and are the property of the Bank. Employee agrees that for a period of one (1) year after the termination of this Agreement, Employee shall not disclose any of Bank’s trade secrets, directly or indirectly, or use them in any way in contravention of the rights of the Bank to such trade secrets, including soliciting the customers of the Bank.

h.    Invalid Provisions. Should any provision of this Agreement for any reason be declared invalid, void, or unenforceable by a court of competent jurisdiction, the validity and binding effect of any remaining portion shall not be affected, and the remaining portions of this Agreement shall remain in full force and effect as if this Agreement had been executed without the invalid, void or unenforceable provision.

i.    Benefit of Agreement; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective executors, administrators, successors and assigns. This Agreement is for the personal services of Executive and may not be assigned by Executive.

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The Parties execute this Agreement as of the Effective Date first above written.

EMPLOYEE:		BANK OF INTERNET USA

By:		By
	Patrick Dunn	Name:	Gary Lewis Evans
		Title:	President & CEO

Attest:
Mary Surdy, Secretary

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EXHIBIT A - FROM SEC FILING

2003 AGREEMENT

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is dated for reference purposes and entered into as of July 1, 2003 (the "Effective Date"), by and between Bank of Internet USA, a federal savings bank ("Bank'), having a principal place of business at 12220 El Camino Real, Suite 220, San Diego, California, and Patrick Dunn ("Executive"), whose address is 2864 Anaheim Street, Escondido, CA 92025. Bank and Executive are sometimes collectively referred to in this Agreement as the "Parties." As used in this Agreement, the term "Effective Date" means the date this Employment Agreement becomes effective.

RECITALS

A.    Bank desires to employ Executive and avail itself of his skill, knowledge and experience in the management of Bank's business.

B.    The Parties desire to set forth in this Agreement the terms of Executive's employment by Bank.

The Parties therefore agree as follows:

A.  TERM OF EMPLOYMENT

1.    Term. Bank employs Executive to perform the duties described in this Agreement, and Executive accepts such employment, for a term of one year commencing on the Effective Date and ending on the day preceding the one year anniversary of the Effective Date, except (i) that the Term of this Agreement shall be renewed without further notice for a one year period commencing on the annual anniversary date of the Effective Date (the "Anniversary Date") and on each subsequent Anniversary Date following any such one year period of employment, and (ii) this Agreement may be terminated prior to the end of such Term by Bank or Employee in accordance with and subject to the terms of Paragraph F. (Termination) of this Agreement, including, but not limited to, Paragraph F.2.(a) providing Executive with a

Severance Payment (as defined therein) upon termination of this Agreement by Bank other than for cause. When used in this Agreement, "Term" shall refer to the entire period of employment of Executive by Bank under this Agreement.

B.   DUTIES OF EXECUTIVE

Subject to the powers and directions of the policies, procedures and directives of the board of directors, as adopted and modified from time to time, Executive shall perform the duties and shall have the titles of Vice President and Chief Credit Officer. During the Term, Executive shall perform exclusively for Bank the services contemplated in this Agreement to be performed by Executive, faithfully, diligently and to the best of Executive's ability, consistent with the highest and best standards of the banking industry and in compliance with all applicable laws and regulations and the Bank's federal stock charter and bylaws. Except as permitted by the prior written consent of Bank's board of directors, Executive shall devote Executive's entire working time, ability and attention to the business of Bank during the Term.

C.   COMPENSATION

1.    Base Salary. In consideration of Executive's services to be performed under this Agreement, Bank shall pay or cause to be paid to Executive a base salary in the following amounts, payable in equal installments in conformity with Bank's normal payroll periods:

a.    $152,000 per annum, effective as of July 1, 2003.

b.    $160,000 per annum, provided that such base salary shall begin (i) no earlier than July 1, 2004, and (ii) effective as of the first day of the calendar month immediately following the end of the calendar month at which the Bank's Total Assets (as reported in accordance with Paragraph G.13, below) equals or exceeds $399,098,000.

c.    $175,000 per annum, provided that such base salary shall begin (i) no earlier than July 1, 2005, and (ii) effective as of the first day of the calendar month immediately following the end of the calendar month at which the Bank's Total Assets (as reported in accordance with Paragraph G.13, below) equals or exceeds $532,964,000.

Executive's salary shall be reviewed by the board of directors from time to time at its discretion and Executive shall receive such additional or other salary increases, if any, as the board of directors, in its sole discretion, shall determine.

2.    One-Time Deferred Compensation. Executive is entitled to one-time deferred compensation in the amount of $50,000 (the "One-Time Deferred Compensation"), subject to the terms of this Agreement and the Bank of Internet USA Non-Qualified Deferred Compensation Plan, adopted effective as of July 1, 2003 (the "Deferred Comp Plan". The Executive's deferred compensation account shall be credited for $50,000 plus 4% on July 1, 2004. The One-Time Deferred Compensation amount and all earnings in the account shall vest to the Executive on the following:

July 1, 2004	20%
July 1, 2005	40%
July 1, 2006	60%
July 1, 2007	80%
July 1, 2008	100%

The bank shall pay 4% only on July 1, 2004. Thereafter, investment of the Executive's Account shall comply with the investment provision of the Deferred Comp Plan.

3.    Pre-Tax Net Income Benefit. Executive shall be entitled to a benefit based on the pre-tax net income of the Bank, as calculated in accordance with the formula and terms set forth in Exhibit A, the terms of which are incorporated by this reference as if set forth in full in this paragraph (the "Pre-Tax Net Income Benefit"). The amount of the Pre-Tax Net Income Benefit, if any, to which Executive shall be entitled shall be subject to the terms governing the deferral of such benefit set forth in Exhibit A. Executive shall be eligible for such other benefits and other incentive compensation, if any, that may be made available to the Bank's senior executive officers from time to time by the board of directors in its sole discretion.

4.    Special Discretionary Contribution. Executive shall be eligible to receive the Special Discretionary Contribution as defined and to the extent described in

Exhibit B, attached to this Agreement and incorporated in this Agreement as if set forth in full in this paragraph.

D.    EXECUTIVE BENEFITS

1.    Vacation. Executive shall be entitled to vacation as prescribed in the Bank's Employee Manual maintained on the Bank's Intranet. In the event this Agreement is terminated pursuant to Paragraph F.2, Bank reserves the right to require Executive to take any unused vacation time prior to the Date of Termination (as defined in Paragraph F.2).

2.    Directors and Officers Liability Insurance. Bank shall provide for Executive, at Bank's expense, coverage under a directors and officers liability insurance policy in such amounts and on such terms as may be approved by Bank's board of directors and as may be consistent with such coverage provided by Bank for its other officers and directors.

3.    Group Insurance Benefits; and Death Benefit. Executive shall participate in all group insurance plans provided by Bank for all of its senior executive officers at Bank's expense to the same extent and on the same terms as Bank's other senior executive officers. Throughout the term of employment, the Bank shall, at its sole cost, will provide a death benefit on the life of Executive in an amount equal to three times Executive's then-current annual salary.

4.    Stock Options. As of Effective Date, BofI Holding, Inc. a Delaware corporation ("Holding"), the sole shareholder of Bank, had granted to Executive incentive stock options, as provided in Section 422 of the United States Internal Revenue Code (ISOs"), pursuant to the Amended and Restated 1999 Stock Option Plan of BOI Holding, Inc. (the "Plan") and as memorialized in three Incentive Stock Option Agreements, dated April 27, 2000, April 2, 2001, and January 28, 2002. (collectively, the "Grant"), which such agreements provide for, among other things, the vesting of such ISOs. Notwithstanding the terms of the Plan, in the event that the Bank terminates

Executive under this Agreement for any reason other than for cause pursuant to Paragraph F.I or in the event Executive's death or disability causes the termination of this Agreement, all of Executive's lSOs issued pursuant to the Grant and any subsequently issued grant of ISOs under the Plan, including all ISOs held by Executive that are not otherwise vested at such time, shall become fully vested and Executive may exercise such vested ISOs, in whole or in part, at any time within the terms of the option plan. In the event that Executive terminates this Agreement, Executive shall be entitled to exercise only those lSOs that are vested as of the Date of Termination (as defined in Paragraph F.2, below), and may be exercised within a 90 day period in accordance with Paragraph 6.1.7(a) of the Plan. Neither Bank nor Holding shall enter into any transaction during or after the Term that would have the effect of canceling any of Executive's ISOs issued under the Grant.

5.    Retirement, Profit Sharing and Other Plans. Executive shall be entitled to participate in any retirement plans, profit-sharing plans, salary deferral and other deferred compensation plans, medical expense reimbursement plans and other similar plans that Bank may establish with respect to all employees; provided, however, that nothing herein shall require Bank to establish or maintain any of such plans.

E.    BUSINESS EXPENSES AND REIMBURSEMENT

1.    Business Expenses. In addition to Bank's payment or reimbursement of costs of the type described in Paragraph E.2, Bank shall pay or reimburse Executive for any ordinary and necessary business expenses incurred by Executive in the performance of his duties and in acting for or on behalf of Bank during the Term, provided that: (a) each such expenditure is of a nature qualifying it as a proper deduction on the federal and state income tax returns of Bank as a business expense and not as deductible compensation to Executive, (b) Executive furnishes to Bank adequate records and other documentary evidence required by federal and state statutes and regulations issued by the appropriate taxing authorities for the substantiation of such expenditures and deductible business expenses of Bank, and (c)

Executive's expense reimbursement reports are submitted for approval in accordance with Bank's internal policies.

2.    Additional Expenses. Bank shall pay or reimburse Executive for the costs and expenses set forth below, subject to the following requirements: (a) Executive shall comply with the Bank's expense payment or reimbursement guidelines and procedures as the Bank may amend such guidelines and procedures or may adopt new guidelines and procedures from time to time, and (b) prior to the Bank becoming liable for any expenses or reimbursement relating to equipment, publications, education, training or professional organizations pursuant to subparagraphs (iii) through (vi) below, any such expenses or reimbursement shall be approved by Bank's board of directors or any committee or person authorized by the board of directors to grant such approval, in advance of incurring any such expenses. Subject to such prior approval of incurring expenses or reimbursement and to compliance with Bank's payment or reimbursement procedures, Bank's obligation to make any such payment or reimbursement pursuant to this paragraph shall not be contingent on whether or to what extent a particular expense may constitute a deductible business expense of Bank or be excludable from Executive's taxable compensation.

(i)    Automobile Allowance. Standard business mileage reimbursement will be provided to Executive.

(ii)   Parking. Bank shall pay or reimburse Executive for his reasonable automobile parking expenses during the Term.

(iii)          Equipment. Bank shall pay or reimburse Executive for costs incurred by Executive during the Term for a digital cellular telephone (including the initial purchase price and connection charges as well as all business-related air charges), and other equipment as needed. Such equipment shall be the property of the Bank and upon termination of this Agreement for any reason, all of such equipment shall be returned to Bank, as more particularly provided in Paragraph G.3.

(iv)    Publications. Bank shall reimburse Executive for the costs incurred by Executive during the term for subscriptions to business-related periodical publications that Executive reasonably considers useful and relevant to the discharge of his duties for Bank.

(v)    Education and Training. Bank shall pay for or reimburse Executive for costs incurred by Executive during the Term for attending business-related seminars, training programs, conferences and conventions that Executive reasonably considers useful and relevant to the discharge of his duties to Bank.

(vi)   Professional Organizations. Bank shall pay for or reimburse Executive for costs incurred by Executive during the Term for membership fees and dues of professional organizations that Executive reasonably considers useful and relevant to the discharge of his duties for Bank.

F.    TERMINATION

1.    Termination for Cause. Bank may terminate this Agreement for cause at any time without advance notice and without further obligation or liability to Executive, by action of Bank's board of directors:

(a)    If Executive materially fails to perform his duties in a satisfactory manner or habitually neglects his duties; provided, however, that before any termination pursuant to this subparagraph (a) shall become effective, (i) Bank shall have given Executive written notice setting forth the specific grounds for termination ("Warning Notice"), (ii) Bank shall have met and informed Executive of the grounds for termination, of the extent and nature of his unsatisfactory or negligent performance and of what Executive must do to correct such deficiencies, and (iii) Executive shall have been afforded a reasonable opportunity over a period of not less than forty-five (45) days from the date of the Warning Notice to correct the unsatisfactory or negligent performance described in the Warning Notice to the satisfaction of the board of directors, provided, however, that Executive shall be terminated at the end of such period if Executive fails to correct his deficient performance in the manner prescribed by and to the reasonable satisfaction of the board of directors;

(b)    If Executive is convicted of illegal activity which materially adversely affects Bank's reputation in the community or which evidences the lack of Executive's fitness or ability to perform Executive's duties as determined by the board of directors, in good faith;

(c)    If Executive commits any act which causes termination of coverage under Bank's Bankers Blanket Bond as to Executive, as distinguished from termination of coverage as to Bank as a whole;

(d)    If Executive dies;

(e)    If Executive is found to be physically or mentally incapable of performing Executive's duties for a consecutive period of ninety (90) days or greater by the board of directors, reasonably and in good faith. Termination pursuant to this subparagraph (e) shall become effective immediately on written notice of termination given by Bank to Executive after the expiration of such 90-day period;

(f)    If Bank is closed or taken over by any of the bank regulatory authorities having jurisdiction over Bank's activities; or

(g)    If any bank regulatory authority should successfully exercise its cease and desist powers to remove Executive from office.

The Parties understand and agree that notwithstanding anything to the contrary contained in this Agreement: (1) this Agreement is subject to the requirements and terms set forth in the regulations of the Office of Thrift Supervision ("OTS") contained in 12 C.F.R. Section 563.39; (2) specifically, without limitation, the required provisions set forth in 12 C.F.R. Section 563.39(b) are incorporated by reference in this Agreement as if set forth in full; (3) to the greatest extent possible, this Agreement shall be interpreted so as to be consistent with said regulation; and (4) in the event of conflict or inconsistency between the terms of this Agreement and said regulation, the required provisions of said OTS regulation shall supersede any inconsistent or conflicting provisions of this Agreement. The termination of this Agreement for any of the reasons set forth in 12 C.F.R. Section 563.39(b) shall be considered termination for cause pursuant to this Paragraph F.1.

2.    Termination at Will. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated by either party at any time upon thirty (30) days' written notice of termination to the other Party ("Notice of Termination"). As used in this Paragraph F.2, "Date of Termination" means the thirtieth (30th) day following the date on which Notice of Termination is given.

(a)    Termination by Bank. In the event Bank elects to terminate this Agreement by giving Notice of Termination prior to the expiration of the Term, Executive shall be entitled to compensation from Bank as follows: (i) Bank shall pay Executive his normal compensation then in effect through the Date of Termination; and (ii) Bank shall pay to Executive a severance payment equal to his then-current base monthly salary, multiplied by twelve (12) (the "Severance Payment"), which amount shall be paid by the Bank in either of the following two ways, in the sole discretion of the board of directors: (A) the Bank may pay the Severance Payment in twelve (12) equal installments during the succeeding twelve (12) month period beginning on the Date of Termination (the "Severance Period") in conformity with Bank's normal payroll periods, or (B) the Bank may pay the Severance Payment in one lump sum, subject to such withholding and other deductions as may be required by applicable law. In addition, Executive shall be entitled to the continuation of the group insurance benefits provided under Paragraph D.3, subject to Executive's reasonable cooperation with Bank, until the first to occur of: (x) the expiration of the Severance Period, or (y) Executive's commencement of work for a new employer that provides group medical insurance benefits to Executive. Executive's acceptance of new employment or earnings from other sources during the Severance Period shall not affect Bank's obligation to make the Severance Payment as provided above. At any time between Bank giving

Executive Notice of Termination and the Date of Termination, Bank, in its sole discretion, may direct Executive to cease performing services for Bank or to absent himself from Bank's premises and operations, provided that Bank shall nonetheless compensate Executive as provided above.

(b)    Termination by Executive. In the event Executive elects to terminate this Agreement by giving Notice of Termination prior to the expiration of the Term, Executive shall be entitled to such compensation as may be due and payable to him through and including such Date of Termination, but Executive shall not be entitled to any other compensation except as may be required by law or by written agreement, including this Agreement and the Deferred Comp Plan.

3.    Effect of Termination. In the event of the termination of this Agreement prior to the completion of the Term for any of the reasons specified in Paragraphs F.1 and F.2, Executive shall be entitled to the compensation earned by Executive prior to the Date of Termination, as provided in this Agreement, computed pro rata up to and including the Date of Termination, but Executive shall not be entitled to any further compensation or other benefits for services rendered after the Date of Termination, except as otherwise set forth in this Agreement. As used in this Paragraph F.3. "Date of Termination" includes the effective date of any termination, whether pursuant to Paragraph F.1 or F.2.

G.    GENERAL PROVISIONS

1.    Solicitation of Customers and Employees. For any period during which Executive receives any salary from Bank and for a one (1) year period following any termination of Executive from Bank, Executive shall not solicit any customers or employees of Bank to move their banking or employment relationships from Bank. Nothing in this Agreement shall preclude Executive from any mass solicitation to groups and individual follow-up solicitations of persons or businesses named in any list or data base not specifically related to or previously defined by the Bank, even though the names of certain Bank customers may appear in such list or data base.

2.    Indemnification. To the maximum extent permitted by law, Bank shall pay any and all expenses incurred by Executive in connection with the defense or settlement of, and shall pay and satisfy any judgments, awards, fines and penalties rendered, assessed or levied against Executive in, any judicial, arbitration, mediation or administrative suit, action, hearing, inquiry or proceeding (whether or not Bank is joined as a party) relating to acts or omissions of Executive alleged to have occurred while an "agent" of Bank, or by Bank, or by both, provided however, that Bank shall not be obligated to defend, indemnify or hold Executive harmless from the consequences of his own negligent or reckless act or omission or willful misconduct or dishonesty. In addition, to the maximum extent permitted by law, Bank shall advance to Executive, upon receipt of the undertaking required by California Corporations Code Section 317(f), any expenses incurred in defending against any such proceeding to which Executive is a party or has been threatened to be made a party.

3.    Return of Property. Executive expressly agrees that all manuals, documents, files, reports, studies, instruments, equipment and other materials and property used and/or developed by Bank or Executive (whether on his personal time or while performing services for the Bank) during the Term ("Preparatory Work") are the sole property of Bank, and that Executive has no right, title or interest in such property. Executive further agrees that, subject to the execution of this Agreement, all Preparatory Work is the sole property of Bank, and that Executive has no right, title or interest, legal or beneficial, in such Preparatory Work or in any benefits that may arise from such Preparatory Work. Upon termination of this Agreement for any reason, Executive or Executive's representative shall promptly deliver possession of all of said property to Bank in original or good, operating condition, normal wear and tear excepted.

4.    Notices. Any notice, request, demand or other communication required or permitted hereunder shall be considered to be properly given when personally served in writing, when deposited in the United States mail, postage prepaid, or when delivered to a generally recognized overnight courier service (such as, for example, Federal Express or United Parcel Service) addressed to the Party at such Party's address appearing at the beginning of this Agreement. Either Party may change its address by written notice in accordance with this paragraph.

5.    Benefit of Agreement; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective executors, administrators, successors and assigns. This Agreement is for the personal services of Executive and may not be assigned by Executive.

6.    Applicable Law. Except to the extent governed by the laws of the United States, this Agreement is to be governed by and construed under the laws of the State of California.

7.    Captions and Paragraphs Headings. Captions and paragraph headings used herein are for convenience only and are not a part of this Agreement and shall not be used in constructing it.

8.    Invalid Provisions. Should any provision of this Agreement for any reason be declared invalid, void, or unenforceable by a court of competent jurisdiction, the validity and binding effect of any remaining portion shall not be affected, and the remaining portions of this Agreement shall remain in full force and effect as if this Agreement had been executed with said provision eliminated.

9.    Entire Agreement. This Agreement contains the entire agreement of the Parties. It supersedes any and all other agreements or understandings, whether oral or written, between the Parties with respect to the employment of Executive by Bank. The terms of this Agreement in Paragraph D.4 applicable to stock options supersede the terms of the Plan or any agreement between the Parties to the extent the terms of the Plan and any other agreement are inconsistent with the terms of Paragraph D.4. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, oral or otherwise, have been made by any party, or anyone acting on behalf of any party, that are not embodied in this Agreement, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding. This Agreement, may be modified or amended only in a written document signed by the party against whom enforcement is sought. The amendment or other modification of the Plan or other any other agreement generally applicable to the grant of stock options or issuance of ISOs by the Holding Company to employees, including Executive will not supersede the terms of this Agreement pertaining to ISOs without the express written approval of the Parties contained in a writing expressly stating its intent to supersede the specific terms of this Agreement applicable to ISOs. Additionally, terms of this Agreement will prevail in any conflicts with other agreements.

10.    Attorney's Fees. Each party shall bear his or its own attorneys' fees and costs incurred in connection with the negotiation, preparation and delivery of this Agreement. However, if any action is instituted to enforce or interpret any of the obligations set forth in this Agreement, the prevailing party(ies) shall be entitled to recover its (their) reasonable attorneys' fees and costs incurred in connection with the enforcement or interpretive action.

11.    Trade Secrets. To the extent that during the Term Bank develops any trade secrets, as that term is defined under California law, the Parties agree that such trade secrets belong to and are the property of the Bank. Executive agrees that for a period of one (1) year after the termination of this Agreement. Executive shall not disclose any of Bank's trade secrets, directly or indirectly, or use them in any way in contravention of the rights of the Bank to such trade secrets.

12.    Restricted Securities. The ISOs, the underlying common stock issuable upon the exercise of the lSOs and the shares of Holding's common stock issuable pursuant thereto shall be issued by Holding without registration under the Securities Act of 1933, or registration or qualification of such securities under any state securities or "blue sky" laws in reliance upon certain exemptions from registration or qualification, as the case may he. Upon issuance, such securities shall be considered "restricted securities," subject to certain limitations on transfer or other disposition imposed under applicable federal and state securities or "blue sky" laws and regulations and such restrictions shall be set forth in one or more legends appearing on the certificate or agreement evidencing such securities.

13.    Accounting Principles. Wherever in this Agreement, including any exhibit hereto, there is a reference to or need to use or rely upon accounting principles and procedures, such accounting principles and procedures shall be those used by the Bank in the preparation and filing of its reports of financial condition and operations in the form of Thrift Financial Reports, as filed with the Office of Thrift Supervision in the ordinary course ("TFRs"). By way of example, such items as Total Assets and loan loss reserves shall be computed as they are computed for purposes of reporting such information in the Bank's TFRs.

The Parties execute this Agreement as of the Effective Date first above written.

EXECUTIVE:	BANK OF INTERNET, USA
a federal savings bank

/s/ Patrick Dunn	By:	/s/ Jerry Englert
Patrick Dunn	Name:	Jerry Englert
2864 Anaheim Street	Title:	Chairman of the Board
Escondido, CA 92025
	Attest:	/s/ C. Michelle Paulus
Secretary

CONSENT OF BOFI HOLDING, INC.

By execution of this Agreement below, BofI Holding, Inc., a Delaware corporation, consents to and agrees to perform its obligations under Paragraph D.4.

BofI Holding, Inc.

By:	/s/ Jerry Englert	Attest:	/s/ C. Michelle Paulus
	Jerry Englert, Chairman of the Board	Name:	C. Michelle Paulus
		Title:	Secretary

EXHIBIT A

PRE-TAX NET INCOME BENEFIT

The following terms apply to the calculation of the Pre-Tax Net Income
Benefit provided in Paragraph C.2 of the Agreement.

A.    Definitions.

1.    "Adjusted Net Income" refers to Net Income Before Income Taxes (as defined below) as reported in a TFR (as defined below), reduced by the amount of Specific Reserves (as defined below), as reported in a TFR, and increased by the sum of (a) the amount of General Reserves (as defined below), (b) the amount of any expense accrued by the Bank for the Pre-Tax Net Income Benefit, and (c) the amount of any non-taxable or tax preferred income "grossed up" to its pre-tax equivalent or equivalent income without such tax preference (the "Tax Preferred Income "gross up").

2.    "Average Asset Balance" refers to the average amount of Total Assets reported by the Bank on a daily for the period covered by a TFR.

3.    "Asset Target" refers to the level of Total Assets reported in the Bank's TFR at June 30, 2004 and at June 30, 2005. The Asset Target for the period ended June 30, 2004 is $399,098,000 and is referred to as the "2004 Asset Target" and the Asset Target for the period ended June 30, 2005 is $532,963,000 and is referred to as the "2005 Asset Target."

4.    "Bonus Calculation Table" refers to the following table showing the Bonus Percentage (which will be applied as a percentage of Net Income Before Income Taxes earned by Executive) if the Bank attains certain levels of profitability (expressed as a percentage attained by dividing Adjusted Net Income by the Average Asset Balance):

If the Bank's Return on Assets Before Taxes (as defined below) is

Bonus Percentage	at least:	but not greater than:
0.05	1.200%	1.399%
0.10	1.400%	1.799%
0.20	1.800%	2.199%
0.30	2.200%	No limit

5.    "TFR" refers to the Thrift Financial Report of the Bank, consisting of various financial statements, including balance sheet, statement of operations and other statements, prepared by the Bank in the ordinary course and filed quarterly with the Office of Thrift Supervision.

6.    "General Reserves" refers to the amount recorded by the Bank as non-interest expense arising from the establishment of a reserve or an allowance against loan losses generally and not allocable to one or more specific assets, as set forth in its TFR for the applicable period.

7.     "Net Income Before Income Taxes" refers to the amount reported as "Income (Loss) Before Income Taxes" in a TFR for the applicable period.

8.    "Deferred Comp Plan" has the meaning set forth in Section C.3 of the Agreement.

9.    "Pre-Tax Net Income" refers to the "Income (Loss) Before Income Taxes," as set forth on the Statement of Operations included in a TFR.

10.   "Return on Assets Before Taxes" refers to the percentage derived from dividing (a) the Adjusted Net Income for such TFR period, by (b) the Average Asset Balance with respect to such period.

10.   "Specific Reserves" refers to the amount recorded by the Bank as non-interest expense arising from the establishment of reserves or allowances against loan losses specifically attributable to actual losses or to prospective losses from one or more identified assets, as set forth in a TFR.

B.    Calculation of Pre-Tax Net Income Benefit

1.    Executive shall be entitled to a Pre-Tax Net Income Benefit with respect to the Bank's fiscal years ending June 30, 2004 and June 30, 2005. All calculations leading to the computation of the Pre-Tax Net Income Benefit for each of such years shall be based upon the results reported in the Bank's TFRs for each such 12-month period. No Pre-Tax Net Income Benefit shall be calculated or payable with respect to any period less than a full 12-month fiscal year.

2.    As promptly as possible after the filing of the TFR for the Bank's fiscal years ending June 30, 2004 and 2005, as the case may be, but in no event later than 30 days after such filing, the Bank shall (i) determine the Executive's eligibility for the Pre-Tax Net Income Benefit, (ii) calculate the Pre-Tax Net Income Benefit in accordance with this Agreement, and (iii) report the results of such calculation to Executive and the board of directors of the Bank. As promptly as possible after reporting such calculation, but in no event later than 30 days thereafter, Executive and the Bank shall meet to confirm their agreement on the calculation of the Pre-Tax Net Income Benefit. On the date that the Executive and the Bank mutually agree on the calculation of the Pre-Tax Net Income Benefit (the "Determination Date"), the Executive shall have a right to the Pre-Tax Net Income Benefit as provided in this Agreement.

3.    As a condition precedent to Executive's eligibility for the Pre-Tax Net Income Benefit with respect to the 2004 and 2005 fiscal years, the Bank shall have achieved the 2004 Asset Target for the fiscal year ending June 30, 2004, and the Bank shall have achieved the 2005 Asset Target for the fiscal year ending June 30, 2005.

4.    Provided that the Bank shall have achieved the applicable Asset Target and subject to the provisions of Paragraph C.3, below, governing the payment and crediting, as the case may be, of the Pre-Tax Net Income Benefit, the Bank shall provide to Executive the Pre-Tax Net Income Benefit in an amount equal to the product of multiplying: (1) the Bonus Percentage for which the Executive is eligible for such fiscal year, based on the Bank's Return on Assets Before Income Taxes, as derived from the Bonus Calculation Table, times (2) Executive's rate of annual salary payable as of the end of such fiscal year.

5.    The following is an example only of the calculation of the Pre-Tax Net Income Benefit. Assume: that the Bank has achieved the applicable Asset Target.

Net Income Before Income Taxes (from TFR)	$4,600,000

Adjustments:

Add/Increase:

General Reserves	$300,000
Accrued Expense for Pre-Tax Net Income Benefit	$60,000
Tax Preferred Income "gross up"	$70,000
Subtract/Reduce:

Specific Reserves/Charge-Offs	$(20,000)

Adjusted Net Income	$5,010,000

Average Asset Balance	$405,000,000

Return on Assets Before Taxes:

Adjusted Net Income / Average Asset Balance =	1.237%

$5,010,000 =
$405,000,000

Bonus Percentage based on 1.237% Return on Average Assets = 0.05 (from Bonus Calculation Table)

Calculation of Bonus (assuming at end of fiscal year, Executive's rate of annual salary is $152,000 per annum):

Bonus Percentage X Executive's Annual Salary = Bonus

0.05 X $152,000 =	$7,600

C.    Payment and Crediting of Pre-Tax Net Income Benefit

1.    Within thirty days of the Determination Date, the Bank shall provide to Executive the Pre-Tax Net Income Benefit in accordance with the terms of this Agreement and subject to the Deferred Comp Plan.

2.    As of each Determination Date, Executive is entitled to receive no more than one-half of the Pre-Tax Net Income Benefit in cash (the "Cash Portion") and at least one-half of the Pre-Tax Net Income Benefit in the form of a credit to Executive's Account (as such term is defined under the Deferred Comp Plan)("Executive's Account. In accordance with the requirements of the Deferred Comp Plan, Executive shall make in a timely manner any and all elections with respect to the Deferred Comp Plan, including, but not limited to, elections with respect to the deferral of compensation.

3.    Within 30 days of the Determination Date, the Bank shall pay the Cash Portion, if any, to Executive in cash, subject to any withholding required by law.

4.    The Deferred Portion shall be credited to Executive's Account effective on July 1 of the year closest to the calculation date of the specific Pre Tax Net Income Benefit. Installments vest annually over 3 years on July 1, and annually on July 1 thereafter until fully vested as provide in the deferred compensation plan.

5.    If this Agreement is terminated by Executive pursuant to Paragraph F.2.(b) or by the Bank for cause (other than due to Executive's death or disability) pursuant to Paragraph F.1, Executive shall be entitled only to that part of the Deferred Portion that has been vested prior to the Date of Termination.

6.    If this Agreement is terminated due to Executive's death or disability or by the Bank without cause pursuant to Paragraph F.2.(a), then, on the Date of Termination of this Agreement on such basis, Executive's Account shall be credited with all remaining portions of any Deferred Portion that have not previously been fully vested as of such Date of Termination.

7.    In the event of the termination of Executive's employment, the amount in Executive's Account shall be distributed to Executive in accordance with the terms of the Deferred Comp Plan.

EXHIBIT B

SPECIAL DISCRETIONARY CONTRIBUTION

The Bank acknowledges that since his joining the Bank, Executive has been a major contributor to the success of the Bank. In recognition of that valuable contribution, the Bank agrees that Executive is entitled to a special Discretionary Contribution in the amount of $250,000 (the "Special Discretionary Contribution"), payable subject to the following terms and conditions:

1.    Eligibility. Executive shall be eligible for the Special Discretionary Contribution when the Total Assets of the Bank as of the end of a calendar month, as reported by the Bank in the ordinary course, shall equal or exceed $500,000,000. The first day of the calendar month immediately following the month in which the Bank shall have reported at month end Total Assets equal to or exceeding $500,000,000, is referred in this Agreement as the "Eligibility Date."

2.    Allocation to Deferred Comp Plan. The Special Discretionary Contribution shall be allocated and credited to Executive's Account in the Deferred Comp Plan in three installments as follows, except as provided in
Paragraph 3, below:

a.    First Allocation. On the first anniversary of the Eligibility Date, the Bank shall allocate and credit to Executive's Account $100,000 of the Special Discretionary Contribution.

b.    Second Allocation. On the second anniversary of the Eligibility Date, the Bank shall allocate and credit to Executive's Account $100,000 of the Special Discretionary Contribution.

c.    Third Allocation. On the third anniversary of the Eligibility Date, the Bank shall allocate and credit to Executive's Account the remaining $50,000 of the Special Discretionary Contribution.

All amounts allocated and credited to Executive's Account in the Deferred Comp Plan shall be allocated and credited irrevocably and shall be held subject to the terms of the Deferred Comp Plan.

3.    Termination. The following terms govern the allocation and payment of the Special Discretionary Contribution only in the event this Agreement is terminated before all of the Special Discretionary Contribution has been allocated and credited to Executive's Account under the Deferred Comp Plan.

If at the time of termination of this Agreement all of the Special Discretionary Contribution has been allocated and credited to the Deferred Comp Plan, the terms of the Deferred Comp Plan alone shall govern the disposition of the amounts in Executive's Account.

a.    Termination by Death or Disability of Executive and Termination by the Bank Without Cause. In the event this Agreement is terminated pursuant to

Paragraph F.1(d) (death of Executive), Paragraph F.1(e)(disability of Executive) or Paragraph F.2(a) (by Bank upon giving Notice of Termination):

(1)    The portion, if any, of the Special Discretionary Contribution that was previously allocated and credited to Executive's Account under the Deferred Comp Plan prior to such Date of Termination shall be distributed in accordance with the terms of the Deferred Comp Plan.

(2)    The portion, if any, of the Special Discretionary Contribution that has not already been allocated and credited to Executive's Account under the Deferred Comp Plan prior to the Date of Termination for such reason shall be paid by the Bank directly to Executive in a lump cash sum within 30 business days of the Date of Termination.

b.    Termination By Bank for Cause and Termination by Executive. In the event this Agreement is terminated by the Bank for cause pursuant to Paragraph F.1 (other than for death or disability of Executive) or by the Executive pursuant to Paragraph F.2(b)(upon Executive giving Notice of Termination):

(1)    The portion, if any, of the Special Discretionary Contribution that was previously allocated and credited to Executive's Account under the Deferred Comp Plan prior to such Date of Termination shall be distributed in accordance with the terms of the Deferred Comp Plan.

(2)    The portion or portions, if any, of the Special Discretionary Contribution that has not already been allocated and credited to Executive's Account under the Deferred Comp Plan prior to the Date of Termination for such reason shall be paid by the Bank directly to Executive (i) in the amount(s) and (ii) at the time(s), of the remaining scheduled allocation(s) set forth in Paragraph 2, above.

c.    Examples. For purposes of the following examples, assume the Eligibility Date is October 1, 2004.

(1)    Example 1: Assume that this Agreement is terminated before the one year anniversary of the Eligibility Date for a reason described in Paragraph 3a., above (death or disability of Executive or by Bank without cause). As of the date of such termination, no portion of the Special Discretionary Contribution has been allocated or credited to Executive's Account under the Deferred Comp Plan. In this case, all of the $250,000 Special Discretionary Contribution shall be paid to Executive directly by the Bank in a lump cash sum within 30 business days of the Date of Termination.

(2)    Example 2: Assume that on the first anniversary of the Eligibility Date, October 1, 2005, the Bank allocated and credited $100,000 to Executive's Account under the Deferred Comp Plan. Assume further that this Agreement is terminated on January 10, 2006 for a reason described in Paragraph 3.a., above (that is, due to the death or disability of Executive or terminated by the Bank without cause). Within 30 days of January 10, 2006, the remaining portion of the Special Discretionary Contribution that has not previously been allocated and credited to Executive's Account under the Deferred Comp Plan (that is, $150,000) will be paid by the Bank to the Executive or his estate, as the case may be, in a lump cash sum. The portion of the Special Discretionary Contribution that was previously allocated and credited to Executive's Account under the Deferred Comp Plan prior to such Date of Termination (that is, the $100,000 allocated and credited on October 1, 2005) shall be distributed in accordance with the terms of the Deferred Comp Plan.

(3)    Example 3: Assume that this Agreement is terminated on January 10, 2006 for a reason described in Paragraph 3b., above (the Executive resigns or is terminated by Bank for cause). In that case, no action of any kind shall be taken with respect to the Special Discretionary Contribution on or about the Date of Termination, January 10, 2006. However, on October 1, 2006, the second anniversary of the Eligibility Date, the Bank will pay $100,000 directly to Executive in a lump cash sum, and on October 1, 2007, the third anniversary of the Eligibility Date, the Bank will pay $50,000 to Executive directly in a lump cash sum. The portion of the Special Discretionary Contribution that was previously allocated and credited to Executive's Account under the Deferred Comp Plan prior to such Date of Termination (that is, the $100,000 allocated and credited on October 1, 2005) shall be distributed in accordance with the terms of the Deferred Comp Plan.

(4)    Example 4: Assume that this Agreement is terminated on January 10, 2005 for a reason described in Paragraph 3b., above (the Executive resigns or is terminated by Bank for cause). As of that date, no portion of the Special Discretionary Contribution has yet been allocated or credited to Executive's Account under the Deferred Comp Plan. In that case, no action of any kind shall be taken with respect to the Special Discretionary Contribution on or about the Date of Termination, January 10, 2005. However, on October 1, 2005, the first anniversary of the Eligibility Date, the Bank will pay $100,000 directly to Executive in a lump cash sum, and on October 1, 2006, the second anniversary of the Eligibility Date, the Bank will pay $100,000 directly to Executive in a lump cash sum, and on October 1, 2007, the third anniversary of the Eligibility Date, the Bank will pay $50,000 to Executive directly in a lump cash sum.